Exhibit (a)(1)(G)

This announcement is neither an Offer to Purchase (as defined below) nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated June 19, 2007, and the related letter of transmittal, and any amendments or supplements thereto and is being made to all holders of Shares. The Offer is not being made to, nor will tenders be accepted from or on behalf of, stockholders residing in any jurisdiction in which making or accepting the Offer would violate that jurisdiction’s laws or any administrative or judicial action pursuant thereto. In any jurisdiction where the securities, blue sky, or other laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by Computershare Trust Company, N.A., (the “Depositary”), Piper Jaffray & Co. (the “Dealer-Manager”), or one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

ACCREDITED HOME LENDERS HOLDING CO.

at

$15.10 Net Per Share

by

LSF5 ACCREDITED MERGER CO., INC.

a wholly-owned subsidiary of

LSF5 ACCREDITED INVESTMENTS, LLC

LSF5 Accredited Merger Co., Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of LSF5 Accredited Investments, LLC, a Delaware limited liability company (“Parent”), is offering to purchase all outstanding shares of common stock, $0.001 par value per share (the “Shares”) of Accredited Home Lenders Holding Co., a Delaware corporation (the “Company”), at $15.10 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 19, 2007 (the “Offer to Purchase”), and in the related letter of transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”). Purchaser or Parent will pay all fees and expenses of the Dealer-Manager, the Depositary and Georgeson Inc. (the “Information Agent”) in connection with the Offer. Following the Offer, Purchaser intends to effect the merger described below.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
NEW YORK CITY TIME, ON JULY 17, 2007, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 4, 2007, as amended as of June 15, 2007, and as subsequently amended and supplemented from time to time (the “Merger Agreement”), by and among the Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or waiver of certain other conditions set forth in the Merger Agreement and in accordance with relevant provisions of the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”). Approval of the Merger may require a meeting of stockholders of the Company. As a result of the Merger, the Company will continue as the surviving corporation and will become a direct wholly-owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by the Company or Shares owned by Purchaser, Parent, Lone Star

Fund V (U.S.), L.P. and other than Shares held by stockholders who are entitled to demand and have properly demanded appraisal rights under the DGCL), shall be converted and exchanged automatically into the right to receive $15.10 in cash, or any higher price that may be paid per Share in the Offer, without interest. Stockholders who have properly demanded appraisal rights, if any, in accordance with the DGCL will be entitled to receive, in connection with the Merger, cash for the fair value of their Shares as determined pursuant to the procedures prescribed by the DGCL. See Section 15 of the Offer to Purchase. The Merger Agreement is more fully described in Section 11 of the Offer to Purchase.

The board of directors of the Company (following the unanimous recommendation of its special committee) unanimously (i) approved the Merger Agreement and approved the transactions contemplated thereby, including the Offer and the Merger, in accordance with the DGCL, (ii) determined that the Offer and the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to, and in the best interests of the Company’s stockholders, and (iii) recommends that the holders of the Shares accept the Offer, tender their Shares into the Offer and adopt the Merger Agreement and approve the Merger, if required.

The Offer is conditioned upon, among other things, (i) there being tendered and not validly withdrawn, prior to the expiration of the Offer, a number of Shares which, together with any Shares beneficially owned by Parent and its affiliates, represent more than 50% of Shares outstanding immediately prior to the acceptance of Shares pursuant to the Offer (the “Minimum Tender Condition”), and (ii) the Company’s receipt of certain approvals from governmental authorities, including those required under laws regulating mortgage lenders and servicers, except those required from states that do not account for more than 5% of the Company’s 2006 mortgage loan origination volume. Certain other conditions to consummation of the Offer are described in Section 13 of the Offer to Purchase.

Upon the terms and subject to the conditions set forth in the Offer to Purchase and the letter of transmittal (and, if the offer is extended or amended, including the terms and conditions of such extension or amendment), Purchaser will accept for payment, and pay for, all Shares tendered pursuant to the Offer (and not validly withdrawn) on or prior to the Expiration Date. “Expiration Date” means 12:00 midnight, New York City time, on July 17, 2007, unless and until Purchaser has extended the period for which the Offer is open, in which event the term “Expiration Date” means the latest time and date on which the Offer, as so extended by Purchaser, expires. Because of the need to obtain certain regulatory approvals prior to the consummation of the Offer, Purchaser and the Company currently expect that the Offer will be extended beyond the scheduled Expiration Date at least one or more times. See Section 15—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment, and will pay for, Shares tendered prior to the Expiration Date and not validly withdrawn in accordance with Section 4—“Withdrawal Rights” of the Offer to Purchase. If we include a subsequent offering period, we will accept for payment, and promptly pay for all validly tendered Shares as they are received during any such subsequent offering period. Subject to the terms of the Merger Agreement and the applicable rules of the Securities and Exchange Commission (the “SEC”), we expressly reserve the right to delay acceptance for payment of or payment for Shares in order to comply, in whole or in part, with any applicable law as described in Section 13—“Certain Conditions of the Offer” of the Offer to Purchase.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of: (i) certificates for those Shares (or a confirmation of a book-entry transfer of those Shares into the Depositary’s account); (ii) a properly completed and duly executed letter of transmittal (or a manually signed facsimile thereof); and (iii) any other required documents.

The Offer Price paid to any holder of Shares for Shares tendered in the Offer will be the highest per Share consideration paid to any other holder of Shares for Shares tendered in the offer.

For purposes of the Offer (including during a subsequent offering period), we will be deemed to have accepted for payment Shares tendered and not validly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of those Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting those payments to you. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described under Section 4 of the Offer to Purchase or as otherwise required by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under no circumstances will interest on the purchase price for Shares be paid, regardless of any delay in making such payment.

Subject to the applicable rules of the SEC and the terms and conditions of the Offer, Purchaser expressly reserves the right (i) to extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC applicable to the Offer or any period required by applicable law, (ii) to extend or terminate the Offer and not to accept for payment or pay for any Shares not theretofore accepted for payment or paid for, upon the occurrence of any of the conditions to the Offer specified on Annex A to the Merger Agreement and described in Section 13 of the Offer to Purchase, and (iii) to amend the Offer or to waive any conditions to the Offer in any respect consistent with the Merger Agreement, in each case by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making public announcement thereof. An announcement in the case of an extension is to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the Offer (in accordance with Rule 14e-1(d) under the Exchange Act).

The Merger Agreement provides that the tender offer may, and in certain events is required to, be extended, as follows: (i) by Purchaser for any period required by any rule, regulation, interpretation or position of the SEC or its staff or the Nasdaq Global Select Market (“Nasdaq”) that is applicable to the Offer, except that Purchaser is not required to extend the Offer beyond December 31, 2007 or, under certain circumstances, beyond March 31, 2008 (the “Outside Date”); (ii) upon the request of the Company, for additional periods of not more than ten business days if any condition to the Offer is not satisfied, provided that Purchaser is not required to extend the Offer beyond the Outside Date; (iii) upon the request of the Company, for an additional period of not more than ten business days, if the Company receives an alternative acquisition proposal or the board of directors changes its recommendation ten or fewer business days prior to the Expiration Date; (iv) by Purchaser, in its discretion, for a subsequent offering period following the first time Purchaser accepts payment for Shares tendered pursuant to the Offer (the “Acceptance Time”), in accordance with Rule 14d-11 under the Exchange Act; or (v) upon the request of the Company following the Acceptance Time, for an additional period of at least ten business days, if Lone Star then owns more than 80% of the outstanding Shares.

As promptly as practicable, but in any event within three business days after the later of: (i) the earliest date as of which we are permitted under applicable law to accept for payment Shares tendered pursuant to the Offer, and (ii) the earliest date as of which each of the offer conditions (as outlined in Section 13 —“Certain Conditions of the Offer” of the Offer to Purchase) are satisfied or waived, we will accept for payment all Shares tendered pursuant to the Offer (and not validly withdrawn). And on the terms and subject to the conditions of the Offer, as promptly as practicable after we accept for payment Shares validly tendered pursuant to the Offer (and not properly withdrawn), we will pay you for your Shares. We confirm that our reservation of the right to delay payment for Shares which we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of a tender offer.

Any extension, amendment or termination of the Offer will be followed as promptly as practicable by a public announcement consistent with the requirements of the SEC. The announcement of any extension of the Offer will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares). Without limiting our obligation under such rules or the manner in which we may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise make any public announcement other than by issuing a press release to a national news service.

If we make a material change in the terms of the Offer or the information concerning the Offer or waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the materiality of the changed terms or information. We understand the SEC’s view to be that an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to security holders and, if material changes are made with respect to information not materially less significant than the Offer Price and the number of shares being sought, a minimum of ten business days may be required to allow adequate dissemination and investor response. A change in the Offer Price or a change in percentage of securities sought generally requires that an offer remain open for a minimum of ten business days from the date the change is first published, sent or given to security holders. The requirement to extend an offer does not apply to the extent that the number of business days remaining between the occurrence of the change and the then-scheduled Expiration Date equals or exceeds the minimum extension period that would be required because of such amendment.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment, and will pay for, Shares tendered prior to the Expiration Date and not validly withdrawn in accordance with Section 4—“Withdrawal Rights” of the Offer to Purchase. If we include a subsequent offering period, we will accept for payment, and promptly pay for all Shares validly tendered as promptly as practicable after they are received during any such subsequent offering period. Subject to the terms of the Merger Agreement and the applicable rules of the SEC, we expressly reserve the right to delay acceptance for payment of or payment for Shares in order to comply, in whole or in part, with any applicable law as described in Section 13—“Certain Conditions of the Offer” of the Offer to Purchase.

Tenders of Shares made pursuant to the Offer are irrevocable, except that you may withdraw shares tendered pursuant to the Offer at any time prior to the Expiration Date and, unless theretofore accepted for payment by us pursuant to the Offer, you may also withdraw tendered Shares at any time after August 18, 2007. Pursuant to Rule 14d-11 of the Exchange Act, no withdrawal rights will apply to Shares tendered in a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the certificate(s) evidencing Shares to be withdrawn are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any eligible institution. If Shares have been tendered pursuant to the procedures for book-entry tender as set forth in Section 3, any notice of withdrawal must specify the name and number of the account at the Depositary to be credited with the withdrawn Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers of the particular certificates evidencing Shares to be withdrawn must also be furnished to the Depositary as aforesaid prior to the physical release of such certificates. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, which determination shall be final and binding. None of Parent, Purchaser, the Depositary, the Information Agent, the Dealer-Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tender for Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. Withdrawn Shares, however, may be retendered by following one of the procedures described in Section 3 at any time prior to the Expiration Date.

The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided Purchaser with the Company’s stockholder list and security position listings, including the most recent list of names, addresses and security positions of non-objecting beneficial owners in the possession of the Company, for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related letter of transmittal and, if required, other relevant materials will be mailed by Purchaser to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The Offer to Purchase, the related letter of transmittal and the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Company’s board of directors and the reasons therefor) contain important information. Stockholders should carefully read these documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent or the Dealer-Manager at their respective addresses and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the letter of transmittal and all other tender offer materials may be directed to the Information Agent and will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer-Manager, the Depositary and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Depositary for the Offer is:

COMPUTERSHARE TRUST COMPANY, N.A.

By Mail:

Attention: Corporate Actions

P.O. Box 1596

Denver, CO 80201-1596

By Hand or Overnight Courier:

Attention: Corporate Actions

350 Indiana Street

Suite 800

Golden, CO 80401

The Information Agent for the Offer is:

GEORGESON INC.

17 State Street

10th Floor

New York, NY 10004

Banks and Brokers Call:

(212) 440-9800

All Others Please Call Toll-free:

(888) 605-7543

The Dealer-Manager for the Offer is:

PIPER JAFFRAY & CO.

800 Nicollet Mall

Suite 800

Minneapolis, MN 55402

Please Call Toll-free:

(877) 371-5212

June 19, 2007

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